Exhibit 23.4

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Consent of Independent Auditors

The Board of Directors

AdaptHealth Corp.:

We consent to the use of our report dated August 19, 2019, with respect to the consolidated balance sheets of PPS HME Holdings LLC as of May 17, 2018 and December 31, 2017, the related consolidated statements of operations, changes in members’ equity, and cash flows for the periods from January 1, 2018 to May 17, 2018 and April 1, 2017 to December 31, 2017 and the related notes (collectively, the consolidated financial statements), incorporated by reference herein from the definitive proxy statement on Schedule 14A filed on October 23, 2019 in the prospectus.

Philadelphia, Pennsylvania

January 21, 2020

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.